Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-
Telephone: +47-22 5
Telefax: +47-22 5
www.orkla.com

Corporate Assembly meeting

Orkla Corporate Assembly's meeting on 22 May 2007:

Knut Brundtland was elected as Chairman and Idar Kreutzer as Deputy Chairman of Orkla's Corporate Assembly.

Stein Erik Hagen, Svein S. Jacobsen, Åse Aulie Michelet and Birgitta Stymne Göransson were re-elected as members of the Board of Directors for one year. In addition, Peter Ruzicka, was elected as permanently attending deputy member for the shareholder-elected members of the Board of Directors for one year.

Svein S. Jacobsen was re-elected as Deputy Chairman of the Board of directors for one year. Stein Erik Hagen was elected as Chairman of the Board of directors in 2006 for two years.

The Board of Directors of Orkla ASA now consist of the following shareholder-elected members:

Stein Erik Hagen (Chairman of the Board)
Svein S. Jacobsen (Deputy Chairman)
Åse Aulie Michelet
Birgitta Stymne Göransson
Kjell E. Almskog
Bjørg Ven
Lennart Jeansson

Orkla ASA
Oslo, 23 May 2007

Contact person:
Knut Brundtland, Chairman of the Corporate Assembly in Orkla ASA
Phone: +47 4006 2020

dlw 6/7

END